Filed by Vivendi Universal, S.A.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        Deemed filed under Rule 14a-12

                                        Subject Company: MP3.com, Inc.
                                        Exchange Act File Number of
                                        Subject Company: 000-26697


This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal, S.A. ("Vivendi Universal") will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

Vivendi Universal and MP3.com will file a proxy statement/prospectus and other documents regarding their proposed merger with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Vivendi Universal and MP3.com and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of MP3.com seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Vivendi Universal and MP3.com with the SEC at the SEC's web site at www.sec.gov.

MP3.com, Vivendi Universal and their respective directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of MP3.com stockholders to approve the proposed merger. Such individuals may have interests in the merger, including as a result of holding options or shares of MP3.com stock. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in the proxy statement that will be filed by MP3.com with the SEC.

The definitive proxy statement/prospectus and other documents may also be obtained free of cost by directing a request to the following Investor Relations contacts:


                                       ###

Media Relations:                                        Investor Relations:
Paris                                                   Paris
Catherine Gros                                          Ariane de Lamaze
011-33-1-71-71-1711                                     011-33-1-71-71-1084
Alain Delrieu                                           New York
011-33-1-71-71-1341                                     Eileen McLaughlin
Antoine Lefort                                          212.572.8961
011-33-1-71-71-1180                                     For MP3.com:
New York                                                Karen Silva
Anita Larsen                                            858-623-7222
212.572.1118
Mia Carbonell
212.572.7556
For MP3.com:
Greg Wilfahrt
858-623-7280

VIVENDI

     UNIVERSAL

               May 2001


[GRAPHIC OMITTED]

                          IMPORTANT LEGAL DISCLAIMER

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenue; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Vivendi Universal does not undertake any obligation to provide updates or to revise any forward-looking statements. Investors and security holders are urged to read documents filed with the SEC by Vivendi Universal because they contain important information. All these documents may be obtained at www.sec.gov or directly from Vivendi Universal.


                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                                    AGENDA
                             ----------------------


o    Overview of the Group

o    A Globally Integrated Group

o    Q1 2001 Results

o    FY2000 Results


                                                                  VIVENDI
                                                                     UNIVERSAL



[GRAPHIC OMITTED]

VIVENDI

    UNIVERSAL




                            OVERVIEW OF THE GROUP:




                              The Second Largest

                               World Media Group


[GRAPHIC OMITTED]

                                  WHO ARE WE?
                             ----------------------


[euro sign] In millions, 2000 proforma

Communication Sales:   24,324     VIVENDI          Total Sales:       52,521
Communication EBITDA:   3,329        UNIVERSAL     Total EBITDA:       7,213


      -------------------------------------------------------------------------------------------- - - - - - - - - - -
      |                  |                    |                     |                           |                    |
   -------          ----------            ---------               -----                     --------                 |
  | MUSIC |        |PUBLISHING|          |TV & FILM|             |TELCO|                   |INTERNET|             VIVENDI
   -------          ----------            ---------               -----                     --------           Environnement

Universal           Vivendi Universal    Canal + Group;          Cegetel: SFR (Mobile)         Vizzavi
Music Group         Publishing           Universal Pictures:     "7" (fixed)              (JV with Vodafone)
                                         Universal Recreation:   Vivendi Telecom          VU Portals
                                         USA Network, Inc*       International


SALES: 6,611        SALES: 3,600         SALES: 8,795            SALES 5,270              SALES: 48            SALES: 26,512
EBITDA: 1,157       EBITDA: 531          EBITDA: 771             EBITDA: 1,303            EBITDA: -184         EBITDA 3,544

#1 Worldwide;       A European Leader;   Leading Pan-European    #1 Private              #1 Multi-access       World leader in
22.5% market share  #1 Worldwide in      Pay TV provider;        operator in France;     portal with potential environmental
                      multimedia         World's largest film    34% market share        subscriber base       services
                       education         entertainment library;                          of 90m (Mobile, PC,TV)
                                         #2 Theme park
                                         operator in the world

              Content                                        Access                Aggregation

*Equity Investment (43%)
                                                                  VIVENDI
                                                                     UNIVERSAL




[GRAPHIC OMITTED]

VIVENDI

    UNIVERSAL


                                    CONTENT

                               Consistent Growth

                               Strong Cash Flow



[GRAPHIC OMITTED]

                                     MUSIC
                             ----------------------

|X|  #1 Worldwide, With Strong Global and Local Content

     o    22.5% global market share (FY 00)

     o    28% market share for current albums in North America

|X|  Worldwide Coverage

     o 44% of 2000 sales in North America, 39% in Europe, 13% in Asia Pacific and 4% in Latin America

[X| 67 Albums Sold Over 1 Million Copies, 5 Albums Sold Over 5 Million Copies in 2000

|X| Capitalize on New Business Opportunities, With Our DUET JV With Sony, Distributed by Yahoo!: Digital Download, Subscription Services, Pay Per Play, Wireless...to Start Early Q3 2001

|X|  2000 EBITDA: euro 1,157m

|X|  Low Risk/High FCF (approx. 70% OF EBITDA)

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                                  PUBLISHING
                             ----------------------

|X|  Among the World Leaders in Publishing

     o    #2 WORLDWIDE IN PC-BASED GAMES, #1 IN IN ONLINE GAMES

     O    WORLD LEADER IN EDUCATIONAL CONTENT FOR PC

     O    EUROPEAN LEADER IN INFORMATION

     O #1 WORLDWIDE FOR DRUG INFORMATION
       #3 WORLDWIDE FOR MEDICAL INFORMATION

|X| Focusing on Growth Markets With Multi-platform Applications (EDUCATION, HEALTHCARE, BUSINESS INFORMATION, LOCAL SERVICES)

|X|  Positioned for the Digital Revolution (PC GAMES, E-LEARNING)

|X|  2000 EBITDA: euro 531m

|X|  Low Risk/High FCF (approx. 80% OF EBITDA)


                                                                  VIVENDI
                                                                     UNIVERSAL



[GRAPHIC OMITTED]

                              FILM AND RECREATION
                             ----------------------

|X|  World's Largest Film Entertainment Library

     o    > 10,000 films and 30,000 TV hours (Universal + Studio Canal)

|X|  Significant Expansion of Library Sales From New Formats

     o    DVD & Digital distribution

|X|  Universal Pictures' Ongoing Turnaround:
     Film and Recreation 2000 EBITDA: euro 241m

|X|  Risk Management

     o    Cap on film investments

|X|  Successful Opening of New Theme Park

     o    Universal Studios Osaka theme park in March 2001

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

VIVENDI

    UNIVERSAL

                                    ACCESS

                                 Rapid Growth

                            Strong EBITDA Leverage



[GRAPHIC OMITTED]

                              TELECOMMUNICATIONS

                                    CEGETEL
                             ----------------------

|X|  Cegetel is #1 Private Operator in France With Over 12m Customers

     o    10.6m SFR mobile users

     o    2.6m fixed lines

     o    11,000 data sites and 35,000 voice sites for the corporate market

     o    First alternative long distance carrier in France: 70m mn/day

|X|  Fast Growing Penetration Rates

     o    52% mobile penetration in France

     o    Targeting > 65% in 2 years

|X|  A Fixed Cost Industry

     ->   Leverage on EBITDA

|X|  2000 EBITDA = euro 1,303m (compared to euro 494m in 1999)

|X|  UMTS Financing Completed With a Peak Debt to Equity Ratio of 1:1 in 2002

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                                    PAY TV

                                    CANAL+
                             ----------------------

|X|  Leading Pan-European Multi-service Television Provider

     o    15.3m subscriptions in 11 countries

     o    5.3m digital subscribers up 32% in 2000

|X|  Europe's Third Largest TV and Film Library

|X|  Exclusive, Long-term Agreements for Sports Programming

|X|  Continuing Growth From Canal+ Business Model Replicated Outside France

|X|  Costs Are Fixed -> EBITDA Leverage

|X|  Digitalization Creates Additional Leverage on Average Revenue Per User
     (ARPU)

     o    Analog ARPU (current)          : euro 28 per month

     o    Digital ARPU (current)         : euro 46 per month

     o    Multi-services ARPU (expected) : euro 60 per month

|X|  2000 EBITDA: euro 507m

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

VIVENDI

    UNIVERSAL

                                  AGGREGATION

                                 Strong Assets

                              New Business Models


[GRAPHIC OMITTED]

                                   INTERNET
                             ----------------------
|X|  VIVENDI NET

     o Grow thematic portals (entertainment, education, information and transaction)

     o Grow and create enablers, capitalizing on the critical mass of the Vivendi Universal network

     o Develop new profitable business models through our existing customer bases (-> lower acquisition costs), and less sensitive to advertising cycle

|X|  VIZZAVI

     o    50/50 JV with Vodafone

     o    Our goal is to create the leading multi-access European portal

          |X|  Not a pure PC portal

          |X| Seamless services between mobile, PC and TV (unified messaging services)

     o    90m potential multi-platform subscribers (TV, MOBILE, PC)

     o    European mobile market will be broadband by mid year (GPRS)

     o    Vivendi Universal as preferred content supplier of Vizzavi

                                                                  VIVENDI
                                                                     UNIVERSAL



[GRAPHIC OMITTED]

VIVENDI

    UNIVERSAL
                                  A GLOBALLY

                               INTEGRATED GROUP


[GRAPHIC OMITTED]

                               MISSION STATEMENT

                     A GLOBAL COMPANY FOR THE DIGITAL AGE
                             ----------------------

    Vivendi Universal will be the world's preferred creator and provider of personalized information, entertainment and services to consumers anywhere, at any time, and across all distribution platforms and devices

                                                                  VIVENDI
                                                                     UNIVERSAL



[GRAPHIC OMITTED]

                              WE WILL BENEFIT FROM

                               DIGITAL CONVERGENCE
                             ----------------------

|X|  The Convergence Is Consumer-driven

     o    Localized services

     o    Multi-accessibility

     o    Rich and personalized content

     o    Personalization must be easy

|X|  The Move Is Technology-enabled

     o    Broadband access channels to multiply

     o Devices are mutating to match consumers' needs (portability, storage, etc.)

|X|  Premium Content Is Essential

     o    Practical information for day-to-day life

     o    Entertainment content (music, film, games)

     o    Education

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                          VERTICAL INTEGRATION IS KEY
                             ----------------------

|X|  Vertical Integration Is Essential to Maximize Shareholder Value

     o    New businesses will be introduced to the market faster

     o    Ability to keep most of the margin of the value-chain within the group

|X|  Vertical Integration Does Not Mean Exclusivity

     o Content does not maximize its value if distribution channels are limited and vice versa

     o Premium content to contribute to differentiation through windowing policies and early cooperation

|X|  A Consumer Centric Century

     o    Personalization

     o    Customization

     o    Localization

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                           STRONG FINANCIAL ECONOMICS
                             ----------------------

|X|  CONTENT

     Consistent Growth + Strong Cash Flow Generation

|X|  ACCESS

     Rapid Growth + Fixed Costs = Strong EBITDA Leverage

|X|  AGGREGATION

     New Business Models and Revenue Streams Based on Europe's #1 Multi-access Distribution Platform and Leading Content Supplier

                                       +

                         SYNERGIES: COSTS AND REVENUES

                                       =

                       A UNIQUELY POSITIONED COMPANY WITH
                              EXTRAORDINARY GROWTH

                                                                  VIVENDI
                                                                     UNIVERSAL



[GRAPHIC OMITTED]

VIVENDI

    UNIVERSAL

                           Q1 2001 OPERATING RESULTS



[GRAPHIC OMITTED]

                             Q1 HIGHLIGHTS FOR MEDIA

                               AND COMMUNICATIONS
                             ----------------------

|X|  Revenues Up 13.4% Excluding USG Films to euro 5bn
     Total Revenue Is Up 10% to euro 5.9bn

|X|  EBITDA Grew 112% to euro 900m

|X|  By Business

     o Music EBITDA was up 15% to euro 180m, reflecting strong market share and a revenue increase of 3%

     o    Telecom EBITDA tripled to euro 433m and revenues were up 30%

     o    TV and Film EBITDA more than doubled to euro 284m
          Revenues were up 13%, excluding USG Film

     o    Publishing EBITDA increased 16% with revenues up 5.5%

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                         Q1 2001 DIVISIONAL HIGHLIGHTS
                             ----------------------

                                                2001            2000
                                               ACTUAL          PROFORMA
                                               ------          --------
REVENUES
Music                                           1,446            1,400
Publishing                                        817              775
TV & Film                                       2,077            2,008
Telecom                                         1,495            1,153
Internet                                           19                2
                                                -----            -----
Media and Communications                        5,854            5,338
Holding & Corporate                                 -                2
                                                -----            -----
TOTAL MEDIA & COMMUNICATIONS                    5,854            5,340
                                                -----            -----

EBITDA
Music                                             180              157
Publishing                                        103               88
TV & Film                                         284              121
Telecom                                           433              140
Internet                                         (49)             (18)
                                                -----            -----
Media and Communications                          951              488
Holding & Corporate                              (51)             (63)
TOTAL MEDIA & COMMUNICATIONS                      900              425
                                                -----            -----


                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

VIVENDI

    UNIVERSAL

                                     2000

                                  FY RESULTS


[GRAPHIC OMITTED]

                             VIVENDI UNIVERSAL 2000:
                                  KEY MESSAGES
                             ----------------------

|X| Outstanding Growth in 2000 for Communications on a Proforma Basis: +16% TOP LINE AND +68% AT EBITDA LEVEL (EXCL. FOREX)

|X| In 2000, VU Exceeded Its Ambitious EBITDA Targets Despite Difficult Markets and Economic Slowdown
     (PF: euro 3.3bn for Communications; Total PF: euro 7.2bn)

|X|  Highest Historical Net Income of euro 2.3bn

|X|  Very Strong Balance Sheet (Net Debt PF for Communications of euro 3.4bn)

|X|  Integration Ahead of Schedule

|X|  Strong, Focused, Incentivized Management in Place

|X| More Confident Than Ever That VU Will Achieve Its Aggressive Growth Targets for 2001 2000

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

VIVENDI

    UNIVERSAL

                                 2000 PROFORMA


[GRAPHIC OMITTED]

                             VIVENDI UNIVERSAL 2000
                                    PROFORMA
                             ----------------------

euro in billions                     2000 PF        1999 PF         % PF
---------------------------------------------------------------------------

|x|  REVENUE                            52.5           44.0           19%*

|x|  EBITDA**                            7.2            4.9           48%*

|x|  OPERATING INCOME**                  3.1            1.9           68%

---------------------------------------------------------------------------
*Respectively excluding forex:  +15% and +43%

**EBITDA and operating income after holding costs

|x|  BOTH STRONG GROWTH AND OUTSTANDING OPERATING LEVERAGE FOR 2000 PROFORMA

     o    Excluding: USAi: @100%:2000 Revenues euro 5.1bn; 2000 EBITDA euro
          0.8bn

     o    Attributed Recreation: Revenues: euro 1bn; EBITDA: euro 0.3bn


                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                             VIVENDI UNIVERSAL 2000
                             PROFORMA COMMUNICATIONS
                             ----------------------

euro in billions                           2000 PF        1999 PF         % PF
------------------------------------------------------------------------------

|x|  REVENUE                                24.3           20.3           20%*

|x|  EBITDA  after holding costs             3.3            1.9           74%*

|x|  Operating Income after holding costs    1.0            0.2          X4.2%

------------------------------------------------------------------------------
*RESPECTIVELY EXCLUDING FOREX:  +16% AND +68%

PROFORMA EBITDA OF VIVENDI UNIVERSAL COMMUNICATIONS OF EURO 3.3BN ABOVE GUIDANCE GIVEN IN OCTOBER 2000 BY EURO 129M

o    Excluding: USAi: @100%: 2000 Revenues euro 5.1bn; 2000 EBITDA euro 0.8bn

o    Attributed Recreation: Revenues: euro 1bn; EBITDA: euro 0.3bn

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                           A VERY SOUND B/S STRUCTURE
                             ----------------------


|X|  Shareholders Equity: euro 57bn

     o    Total Equity: euro 66bn

|X|  Net Financial Debt

     o    VE euro 13.1bn, sustainable, 4.7 times cash flow, rating BBB+

     o    ProForma VU Communications euro 3.4bn after Spirits and Wine disposal

    |X|  0.7 times expected 01 EBITDA

    |X| Further potential for asset disposals or arbitrages, of which BskyB mandatory before YE02 (euro 6.3bn value before tax at current market prices)

|X|  Cash Flow: euro 3.4bn vs. euro 2.4bn in 1999
     (excluding working capital changes)


                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

VIVENDI

    UNIVERSAL

                              DIVISIONAL HIGHLIGHTS

                             FY2000 and 2001 Outlook


[GRAPHIC OMITTED]

                           MUSIC OPERATING PERFORMANCE
                              2000 AND 2001 OUTLOOK




                                                                 |     % PF     [x] Increased global leadership with
euro in millions                   2000 PF          1999 PF      |   constant       worldwide market share up 0.7%
                                                                 |     forex        to 22.5%.  Universal/Polygram
-----------------------------------------------------------------|-------------     integration completed, ahead of
                                                                 |                  targets
|x| Net Revenues                    6,611            5,705       |       5%
|x| EBITDA                          1,157              840       |      24%     [x] Global market share to expand again
                                                                 |                  in 2001, particularly outside the U.S.
[x] EBITDA Margin                     18%              15%       |
-----------------------------------------------------------------|------------- [x] 2001: TARGET TOP LINE GROWTH +5%/6%,
                                                                 |                  AND DOUBLE DIGIT EBITDA GROWTH
|x| Global Maret Share              22.5%            21.8%       |     0.7%
                                                                 |              [x] Synergies with VU's mobile unit,
[x] Current Albums U.S.             28.0%            27.3%       |     1.0%         Vizzavi and VUP (games) to
[x] Current Albums Europe           26.0%            23.3%       |     2.7%         materialize in 2001
                                                                 |
-----------------------------------------------------------------|------------- [x] Duet (UMG/Sony): Subscription
                                                                                    based music services, utlimately
                                                                                    accessible from multiple platforms,
                                                                                    will be launched summer 2001.  To
                                                                                    be distributed by Yahoo!

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                      PUBLISHING OPERATING PERFORMANCE 2000
                                AND 2001 OUTLOOK




                                                                 |              [x] Revenue growth excl. France Loisirs:
euro in millions                   2000 PF          1999 PF      |    % PF          +9%
-----------------------------------------------------------------|-------------
REVENUES                            3,599            3,352       |      7%      [x] PF EBITDA margin up 1.6pp on 1999,
REVENUES EXCL. FRANCE LOISIRS       3,384            3,103       |      9%          to close to 15%
-----------------------------------------------------------------|-------------
Games (incl. UI)                      419              324       |      29%     [x] Games:  Constantly awarded best
Education                             981              799       |      23%         game of the year (Starcraft, Warcraft
Literature (incl. Fr Loisirs)         400              417       |      -4%         Half-Life, Diablo II) Flipside is the
Healthcare                            419              219       |      91%         world leader in online gaming after
Business Info.                      1,271            1,235       |       3%         Uproar acquisition
Other                                 110              358       |     -69%
-----------------------------------------------------------------|------------- [x] Education: successful integration of
EBITDA                                531              443       |      20%         Spanish and Brazilian acquisitions.
EBITDA EXCL. FRANCE LOISIRS           507              411       |      23%         Launch of Education.com in Feb
-----------------------------------------------------------------|-------------     2001 in France, UK, U.S., Germany
Games (incl. UI)                       96               75       |      27%
Education                             130               97       |      34%     [x] Information: Excellent year 2000 for
Literature (incl. Fr Loisirs)          54               57       |      -5%         the division
Healthcare                             58               29       |      99%
Business Info.                        180              159       |      13%     [x] Healthcare: Continued to reinforce
Other                                  14               26       |     -46%         our worldwide position
-----------------------------------------------------------------|-------------
EBITDA %                            14.7%            13.2%       |              [x] TARGET EBITDA GROWTH 00/02:
EBITDA % EXCL. FRANCE LOISIRS       15.0%            13.2%       |                  GUIDANCE +10% P.A. CONFIRMED
-----------------------------------------------------------------|-------------


                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                      TV & FILM OPERATING PERFORMANCE 2000
                                AND 2001 OUTLOOK




                                                                 |              [x] Canal+'s digital subs up 32% to 5.3m.
euro in millions                   2000 PF          1999 PF      |     % PF         Total subs up 9% to 15.3m
-----------------------------------------------------------------|-------------
                                                                 |                   o France (C+/CSat): 85% share of
|x| REVENUES                        8,796            7,345       |      20%            the PayTV market
    Groupe Canal+                   3,847            3,288       |      17%
    USG*                            4,741            3,858       |      23%(1)       o Italy: 68% market share, on target
    Other                             208              199       |       4%
-----------------------------------------------------------------|-------------      o Very good profitability of Studio
                                                                 |                     Canal
|x| EBITDA                            771              326       |     137%
    Group Canal+                      507              415       |      22%     [x] USG: $1bn box office, 2nd in market
    USG*                              241              -96       |                  share: 14.5% in the U.S.
    Other                              23                7       |
-----------------------------------------------------------------|                   o Outstanding DVD growth
[x] EBITDA MARGIN                      9%               4%       |
-----------------------------------------------------------------|                   o Recreation: Opening of USJ park
(1) +6% excl forex                                                                     in March 2001:
                                                                                       24% Equity ($85m invested)
*Excluding: USAi: @ 100%: 2000 Revenues:
euro 5.1bn; 2000 EBITDA euro 0.8bn                                              [x] Integration: Canal+ and Universal to
                                                                                    work as a fully integrated company
*Attributed Recreation: Revenues: euro 1bn;
EBITDA: euro 0.3bn                                                              [x] GLOBAL DIVISION TARGET 01 EBITDA:
                                                                                    +20%/+30% (CANAL + DIGITAL LEVERAGE)


                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                         TELECOMS OPERATING PERFORMANCE
                                AND 2001 OUTLOOK





                                                                 |              FRANCE
euro in millions                   2000 PF          1999 PF      |     % PF     [x] Mobile (SFR): more than 10m
-----------------------------------------------------------------|-------------     customers EOY. #1 private
                                                                 |                  operator in France.  Strong market
|x| REVENUES                        5,270            3,913       |      35%         share on customer base (34%)
    Cegetel Mobile (SFR)            4,623            3,531       |      31%
    Cegetel Fixed                     455              318       |      43%         o Date on mobile to expand from
    International and other           192               64       |                    2001: SMS and services should
-----------------------------------------------------------------|-------------       account for 8% of ARPU in 2000
                                                                 |
|x| EBITDA                          1,303              494       |     164%         o GPRS will boost our date growth:
    Cegetel Mobile (SFR)            1,326              642       |     107%           commercial launch mass market early
    Cegetel Fixed                     -86             -143       |     -40%           2002
    International and other            63               -5       |
-----------------------------------------------------------------|                  o UMTS: strong business case
[x] EBITDA MARGIN                     25%              13%       |
-----------------------------------------------------------------|              [x] Full European access to Internet
[x] CEGETEL MOBILE (SFR) MARGIN*      32%              20%       |                  mobile for Vivendi Universal,
-----------------------------------------------------------------|                  through the JV with Vodafone
* Margin calculated on SFR network revenues                                         (Vizzavi): 90m customers
                                                                                    in 15 European countries
Those figures don't include TD's (fixed network)
2000 Net revenues @50%: euro 315m                                               [x] Fixed: #1 private operator. EBITDA
2000 EBITDA @50%: euro 58m                                                          close to break even in 2000,
                                                                                    including TD 49.9% stake

                                                                                INTERNATIONAL

                                                                                [x] Operations in Eastern Europe,
                                                                                    Spain, Morrocco


                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                         INTERNET OPERATING PERFORMANCE
                                AND 2001 OUTLOOK


euro in millions             2000 PF   1999 PF
----------------------------------------------
[x] REVENUES                    48          2

[x] Won (Flipside)              18                       Vizzavi and Scoot
                                                         JVs consolidated
[x] Numedia                      4                       under the equity
                                                         method
[x] 01 Net                       3        1.9

[x] Other portals               23          2
-----------------------------------------------
[x] EBITDA                    -184        -34
-----------------------------------------------

[x] Vizzavi update:
    o Vizzavi roll out in 2001: France, UK, Netherlands, Germany, Italy
    o Vizzavi to become a virtual ISP
    o More than 750,000 registered customers (UK, NL)
    o Projected >2m customers by 2Q 2001
    o Projected investment of euro 1.6bn (@100%, VU owns 50% of Vizzavi) by end 2002, with monthly EBITDA break even by end 2003

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                       SUMMARY: 2001 FINANCIAL OUTLOOK FOR
                         VIVENDI UNIVERSAL COMMUNICATION

|X|  Revenues 2001

     o    Music                     +5/6%

     o    Pay TV & Recreation        +10%

     o    Publishing                +5/6%

     o    Telecom                   >+20%

     o    Total excl. USG Films      +10%

|X|  EBITDA: Oct. 2000 Guidance: 2000PF: euro 3.2bn, Then +35% 2000-2002

     o    We overperformed in 2000

     o    For 2001, we fully confirm, at least, Oct. 2000 guidance

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                              2001 SYNERGIES UPDATE
                             ----------------------

|X| MAJOR PROGRESS AFTER THREE MONTHS, TO ACHIEVE THE COST CUTTING 2002 TARGET (EURO 420m): A Few Significant Examples:

     o    HQ: 2001 budgeted savings, euro 58m

     o PURCHASING: plan well underway (30 major contracts already renegotiated, representing euro 20m), more to come

     o IT: strong potential to achieve results beyond initial targets, optimization of internal network worldwide & Data center in Europe, euro 33m, much more to come

     o Real Estate: HQ optimization in BU's (London, LA) already represent euro 20m, more to come

------>   COST SYNERGIES WELL UNDERWAY: EURO 200M WILL BE ACHIEVED BY END 2001

|X|  Revenue Synergies Already in BU's Budgets. Really Significant in 2002-2003

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                                     SUMMARY
                             ----------------------

|X|  Strong Confidence in Delivering the Ambitious Growth Targets for 2001/2002

|X|  VU Management Team Strongly Incentivized to Deliver Growth Targets

     o    2 stock option programs have been put in place at the closing

          |X|  1% of the Capital for 3,693 people

          |X| 0.5% of the Capital for TOP 92, options exercisable upon relative performance of VU vs. MSCI Media Index


                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]

                      VIVENDI UNIVERSAL KEY DIFFERENTIATORS
                        ---------------------------------

|X|  Direct Access to Large Existing Customer Base
     (allowing cross marketing and lower acquisition costs)

|X|  Strong and Unmatchable Franchises

     o Strong U.S. and European footprints, with Europe leading the multi-access, broadband revolution

     o    Worldwide positions in key content businesses

|X|  Rapid Underlying Growth (not sensitive to advertising cycles)

|X|  Strong Financial Fundamentals
     (no  financial pressure on the telecom side)

|X| Natural Focus on Subscription Models Allowing More Efficient/diversified New Business Models

|X| Very Good Year in 2000 (REVENUE UP 16% AND EBITDA UP 68%, PROFORMA COMMUNICATIONS EXCLUDING FOREIGN EXCHANGE) and Strong Outlook for 2001

                                                                  VIVENDI
                                                                     UNIVERSAL


[GRAPHIC OMITTED]